November 28, 2011

VIA ELECTRONIC FILING

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Division of Investment Management

Re:	BlackRock Funds II
Post-Effective Amendment No. 62 under the Securities Act of 1933 and Amendment No. 64 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File No. 333-142592 and File No. 811-22061)

Ladies and Gentlemen:

We have assisted BlackRock Funds II (the “Registrant”) in the preparation of the above-captioned Post-Effective Amendment. Pursuant to Rule 485(b) under the Securities Act of 1933, we hereby represent to the Securities and Exchange Commission that, to our knowledge, such Post-Effective Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485. We are furnishing this letter to be submitted by the Registrant with the above-referenced Post-Effective Amendment to its registration statement.

Sincerely,

/s/ Ben Archibald
Ben Archibald
Assistant Secretary of the Registrant